Exhibit 1.01

Conflict Minerals Report of PowerFleet, Inc.

For the Year Ended December 31, 2021

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of PowerFleet, Inc. (herein referred to as the “Company,” “PowerFleet,” “our” or “we”) for the year ended December 31, 2021 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein. Rule 13p-1 was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals whether or not they fund armed conflict.

This Report has been prepared by the management of PowerFleet. The information includes the activities of all of PowerFleet’s majority-owned subsidiaries.

1. Company/Product Overview

PowerFleet is a global leader of Internet-of-Things (“IoT”) solutions providing valuable business intelligence for managing high-value enterprise assets that improve operational efficiencies.

We are headquartered in Woodcliff Lake, New Jersey, with offices located around the globe.

Our patented technologies are a proven solution for organizations that must monitor and analyze their assets to improve safety, increase efficiency, reduce costs and drive profitability. Our offerings are sold under the global brands PowerFleet, Pointer and Cellocator.

We deliver advanced data solutions that connect mobile assets to increase visibility, operational efficiency and profitability. Across our spectrum of vertical markets, we differentiate ourselves by developing mobility platforms that collect data from unique sensors. Further, because we are original equipment manufacturer (“OEM”) agnostic, we help organizations view and manage their mixed assets homogeneously. All of our solutions are paired with software as a service (“SaaS”) and analytics platforms to provide an even deeper level of insights and understanding of how assets are utilized and how drivers and operators operate those assets. These insights include a full set of Key Performance Indicators (“KPI’s”) to drive operational and strategic decisions.

We market and sell our connected IoT data solutions to a wide range of customers in the commercial and government sectors. Our customers operate in diverse markets, such as manufacturing, automotive manufacturing, wholesale and retail, food and grocery distribution, pharmaceutical and medical distribution, construction, mining, utilities, aerospace, vehicle rental, as well as logistics, shipping, transportation, and field services.

We outsource our hardware manufacturing operations to contract manufacturers. This strategy enables us to focus on our core competencies – designing hardware and software systems and delivering solutions to customers – and avoid investing in capital-intensive electronics manufacturing infrastructure. Outsourcing also provides us with the ability to ramp up deliveries to meet increases in demand without increasing fixed expenses. Our manufacturers are responsible for obtaining the necessary components and supplies to manufacture our products. While components and supplies are generally available from a variety of sources, manufacturers generally depend on a limited number of suppliers.

We are a downstream company and do not purchase 3TG materials directly from mines, smelters, or refiners and, as such, we must rely on our suppliers to provide information on the origin of the 3TG materials contained in the components and materials that they supply to us, including sources of 3TG materials supplied to them from their upstream suppliers. We do not typically have a direct relationship with smelters and refiners and do not perform or direct audits of these entities within our supply chain.

The content of any website referred to in this Report is included for general information only and not incorporated by reference in this Report.

In accordance with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and Rule 13p-1, this Report is available on our website at http://www.powerfleet.com under “Investors” and “SEC Filings” and our Conflict Minerals Policy is available on our website at http://www.powerfleet.com under “Investors” and “Corporate Governance”.

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2. Due Diligence

We have conducted a good faith reasonable country of origin inquiry regarding conflict minerals that are necessary to the functionality or production of our products. In conducting our due diligence, we conducted a supply-chain survey with our contract manufacturers and suppliers to obtain information on the origin of the conflict minerals contained in products and components supplied to us, including the sources of conflict minerals that are supplied to them from sub-tier suppliers. We designed our due diligence measures to conform to the framework in the OECD Guidance and its related supplements for tin, tantalum and tungsten (3TG).

We contacted our contract manufacturers and suppliers and provided them with materials designed to educate them regarding the relevant, emerging SEC requirements and PowerFleet’s due diligence expectations, including a summary of the Dodd-Frank conflict minerals reporting requirements, a listing of the conflict minerals and the covered countries, and a listing of the products and components purchased by PowerFleet. For each product or component, the contract manufacturer or supplier was requested to provide the conflict minerals sourcing information to us using The Conflict Minerals Reporting Template maintained by the Conflict-Free Sourcing Initiative.

We defined the scope of our conflict minerals due diligence by identifying and contacting substantially all of our current contract manufacturers and suppliers that provide products and components or engage in manufacturing activities that are likely to contain conflict minerals.

3. Results of Due Diligence

As a downstream purchaser of potential conflict minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals or whether the necessary conflict minerals were from recycled or scrap sources. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud. Many of those suppliers are not required to comply with Rule 13p-1 because they are not SEC registrants or they are foreign entities not subject to the Rule 13p-1 or similar local rules.

Another complicating factor is the unavailability of country of origin and chain of custody information from our suppliers on a continuous, real-time basis. Since we do not have direct contractual relationships with smelters and refiners, we rely on our direct suppliers to gather and provide specific information about the date when the ore is smelted into a derivative and later shipped, stored, sold and first entered the stream of commerce.

Approximately 85% of the contract manufacturers and suppliers we surveyed responded. The majority of the responses from the contract manufacturers and suppliers noted that they were unable to determine the country of origin of the conflict minerals used in the products and components or whether such conflict minerals were from recycled or scrap sources.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1.

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We are continuing the development and implementation of our management system for conflict minerals.

4. Due Diligence Improvement Efforts

In the next compliance period, PowerFleet intends to take the following steps to improve the information gathered from its due diligence to further mitigate the risk that its necessary conflict minerals could benefit armed groups. The steps include:

●	Continuing to enhance contract and supplier communication and training to improve due diligence data accuracy and completion.

●	Continuing to encourage increased due diligence by our suppliers downstream to their suppliers.

●	Continuing to enhance internal training of employees to help us ensure that our employees are knowledgeable of Rule 13p-1 and have the ability to inform our contract manufacturers and suppliers of Rule 13p-1.

●	Continuing to enhance our participation in industry-wide initiatives concerning conflict minerals.

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